NOTIFICATION OF ELECTION

        The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

        Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Denver and the state of Colorado on the 1st day of November, 1998.


Signature       Stonebridge Funds Trust
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                 (Name of Registrant)


       By       /s/ James V. Hyatt
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          (Name of director or officer signing
               on behalf of Registrant)


                    James V. Hyatt
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                      Secretary


Attest:         /s/ Scott Zoltowski
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                    Scott Zoltowski